UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Sight Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82657M105

(CUSIP Number)

Staffan Encrantz

Allegro Investment Inc.

525 Middlefield Road, Suite 220

Menlo Park, CA 94025

(650) 323-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82657M105	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Allegro Investment Fund, L.P. (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

4,022,118 shares, except that Allegro Investment Inc. (“AII”), the investment manager of the Fund (and Staffan Encrantz, the president and sole director of AII), may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER 0
	9

  SOLE DISPOSITIVE POWER

4,022,118 shares, except that AII, the investment manager of the Fund (and Staffan Encrantz, the president and sole director of AII), may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,022,118 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Shares reported on this cover page are as of December 10, 2021. The percentage of the Common Stock beneficially owned by the Reporting Person that is reported on this cover page is based on 47,307,477 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 82657M105	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Allegro Investors LLC (the “LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 632,456 shares, except that Staffan Encrantz, the sole member of the LLC, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 632,456 shares, except that Staffan Encrantz, the sole member of the LLC, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,456 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Shares reported on this cover page are as of December 10, 2021. The percentage of the Common Stock beneficially owned by the Reporting Person that is reported on this cover page is based on 47,307,477 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 82657M105	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Allegro Investment Inc. (“AII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,022,118 shares, except Staffan Encrantz, the president and sole director of AII, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,022,118 shares, except Staffan Encrantz, the president and sole director of AII, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,022,118 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Shares reported on this cover page are as of December 10, 2021. The percentage of the Common Stock beneficially owned by the Reporting Person that is reported on this cover page is based on 47,307,477 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 82657M105	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Staffan Encrantz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,654,574 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,654,574 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,654,574 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Shares reported on this cover page are as of December 10, 2021. The percentage of the Common Stock beneficially owned by the Reporting Person that is reported on this cover page is based on 47,307,477 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 82657M105	13D	Page 6 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Sight Sciences, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4040 Campbell Ave., Suite 100, Menlo Park, CA 94025.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Allegro Investment Fund L.P., a Jersey limited partnership (the “Fund”), Allegro Investors LLC, a California limited liability company (“LLC”), Allegro Investment Inc., a California corporation (“AII”), and Staffan Encrantz, an individual. The foregoing entities and individual are collectively referred to herein as the “Reporting Persons.”

AII provides business management services to the Fund and may be deemed to have sole power to vote and to dispose of the shares of the Issuer directly owned by the Fund.

Mr. Encrantz is the president and sole director of AII and the sole member of the LLC and may be deemed to have sole power to vote and to dispose of the shares of the Issuer directly owned by the Fund and the LLC.

The Fund’s general partner is Allegro Fund GP Ltd. (the “GP”). The members of the GP’s board of directors are Jennifer Le Chevalier, Stacy White, and Mr. Encrantz.

(b) The address of the principal place of business of each of the Reporting Persons is c/o Allegro Investment Inc., 525 Middlefield Road, Suite 220, Menlo Park, CA 94025. The address of the principal place of business of each of the GP, Ms. Le Chevalier and Ms. White is Second Floor, Gaspe House 66-72 Esplanad St. Helier, Jersey JE1 1GH.

(c) The principal occupation of Mr. Encrantz is as the president and sole director of AII, a business management company. The Fund is a private investment partnership and the LLC is an investment management company. The GP serves as the Fund’s general partner and investment manager. The principal occupation of each of Ms. Le Chevalier and Ms. White is as a director of the GP.

(d) During the last five years, none of the Reporting Persons, the GP, Ms. Le Chevalier or Ms. White have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, the GP, Ms. Le Chevalier or Ms. White have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The responses of the Reporting Persons with respect to Row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference. The GP is a corporation organized under the laws of Jersey. Ms. Le Chevalier is a citizen of Ireland and Ms. White is a citizen of Great Britain.

CUSIP No. 82657M105	13D	Page 7 of 12 Pages

Item 3.	Source and Amount of Funds or Other Considerations

An aggregate of 525,000 shares of Common Stock reported herein as beneficially owned by the Fund were purchased by the Fund in transactions and at the prices described in Item 5(c) of this Schedule 13D which is incorporated herein by reference.

All such purchases by the Fund were for cash and were funded by working capital of the Fund.

Item 4.	Purpose of Transaction

The Fund acquired the Common Stock reported herein for investment purposes. One or more persons identified in Item 2 may buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other investment opportunities available to such person, general economic, money market and stock market conditions, and other considerations as such person deems relevant.

Except as described herein, none of the persons identified in Item 2 have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each such person reserves the right to propose or participate in future transactions which may result in one or more of such actions. In addition, consistent with their investment purpose, such persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Staffan Encrantz currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director. One or more persons identified in Item 2 may also engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference. No shares of the Issuer are directly held by the GP, Ms. Le Chevalier or Ms. White and none of them have sole or shared voting or dispositive power over shares of the Issuer directly held by the Fund or the LLC.

Calculations of the percentage of the shares of Common Stock beneficially owned by the Reporting Persons is based on 47,307,477 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2021.

(c) The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Price Per Share		Where and How Effected
10/18/2021	527,048	$24.00		Private Purchase by the Fund
11/29/2021	84,254	$18.84	(1)(9)	Open Market Purchase by the Fund

CUSIP No. 82657M105	13D	Page 8 of 12 Pages

Date of Transaction	Amount of Securities Involved	Price Per Share		Where and How Effected
11/29/2021	2,200	$19.06	(2)(9)	Open Market Purchase by the Fund
11/30/2021	72,135	$19.44\	(3)(9)	Open Market Purchase by the Fund
11/30/2021	94,969	$20.40	(4)(9)	Open Market Purchase by the Fund
11/30/2021	56,836	$20.96	(5)(9)	Open Market Purchase by the Fund
12/1/2021	27,716	$21.43	(6)(9)	Open Market Purchase by the Fund
12/1/2021	123,931	$22.36	(7)(9)	Open Market Purchase by the Fund
12/1/2021	62,959	$22.92	(8)(9)	Open Market Purchase by the Fund

(1)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $18.05 to $19.03, inclusive.

(2)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $19.05 to $19.06, inclusive.

(3)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $18.80 to $19.79, inclusive.

(4)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $19.84 to $20.825, inclusive.

(5)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $20.85 to $21.00, inclusive.

(6)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $20.83 to $21.82, inclusive.

(7)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $21.835 to $22.83, inclusive.

(8)	The price reported reflects the weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $22.835 to $22.975, inclusive.

(9)

The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares sold at each separate price within the ranges set forth in the footnotes above.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e) Not applicable.

CUSIP No. 82657M105	13D	Page 9 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

On or about June 25, 2021, each of the Fund, the LLC and Mr. Encrantz entered into a lock-up agreement with the underwriters identified therein (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, during the period ending 180 days after the date of the Issuer’s final prospectus relating to its initial public offering, such Reporting Persons may not (without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, subject to certain exceptions.

Investors’ Rights Agreement

On November 23, 2020, the Issuer, the Fund, the LLC and certain other parties entered into a Third Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides for, among other things, certain rights relating to the registration of Common Stock held by such holders.

Non-Employee Director Equity Compensation

The Issuer’s board of directors adopted, and its stockholders approved, a compensation program (the “Non-Employee Director Compensation Program”) for the Issuer’s non-employee directors, including Mr. Encrantz. Pursuant to the Non-Employee Director Compensation Program, each non-employee director who (i) has been serving on the Issuer’s board of directors for at least six months as of the date of any annual meeting of stockholders after the Company’s initial public offering and (ii) will continue to serve as a non-employee director immediately following such meeting, will receive on the date of such annual meeting, a number of the Issuer’s restricted stock units equal to $120,000 divided by the closing price of one share of the Common Stock on the date of grant. These restricted stock units will vest in a single installment on the earlier of the date of the next annual meeting or the first anniversary of the date of grant. In addition, all unvested restricted stock units will vest in full upon the occurrence of a change in control of the Issuer. The Issuer’s non-employee directors are also entitled to receive cash compensation as set forth in the Non-Employee Director Compensation Program.

Pledge Arrangement

Shares of Common Stock held by the LLC have been pledged as collateral to a third-party lender in connection with a financing arrangement in effect prior to the Issuer’s initial public offering. In the event of a default and the subsequent foreclosure on the pledged securities by such lender, voting and investment power over such pledged securities may be exercised by the lender.

The foregoing descriptions of the Lock-Up Agreement, the Investor Rights Agreement, and the Non-Employee Director Compensation Program together with any exhibits attached thereto and any amendments thereof do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 82657M105	13D	Page 10 of 12 Pages

The disclosures in Item 2(a) of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Agreement of Joint Filing, dated December 10, 2021

B	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-257320))

C	Third Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257320))

D	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.3 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-257320))

CUSIP No. 82657M105	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021

Allegro Investment Fund, L.P.

By:	/s/ Staffan Encrantz
Staffan Encrantz, President of Allegro Investment Inc., Investment Manager of Allegro Investment Fund, L.P.

Allegro Investors LLC

By:	/s/ Staffan Encrantz
Staffan Encrantz, Sole Member

Allegro Investment Inc.

By:	/s/ Staffan Encrantz
Staffan Encrantz, President

By:	/s/ Staffan Encrantz
Staffan Encrantz

CUSIP No. 82657M105	13D	Page 12 of 12 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Sight Sciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 10, 2021

Allegro Investment Fund, L.P.

By:	/s/ Staffan Encrantz
Staffan Encrantz, President of Allegro Investment Inc., Investment Manager of Allegro Investment Fund, L.P.

Allegro Investors LLC

By:	/s/ Staffan Encrantz
Staffan Encrantz, Sole Member

Allegro Investment Inc.

By:	/s/ Staffan Encrantz
Staffan Encrantz, President

By:	/s/ Staffan Encrantz
Staffan Encrantz